UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                              SEC File Number:
                                                              000-31148

                                                              CUSIP Number:
                                                              7081225 109

(Check one:) [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended: December 31, 2002
                           -----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition  Report on Form N-SAR
         For the transition  period ended:  Not applicable
                                            --------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                        --------------

PART I - REGISTRANT INFORMATION

                               Pennexx Foods, Inc.
                              ----------------------
                             Full Name of Registrant

                                 Not applicable
                            -------------------------
                            Former Name if Applicable

                                5501 Tabor Avenue
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19120
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2002 (the "10-KSB") within the prescribed time period without unreasonable effort or expense. The reasons causing the Registrant's inability to file timely are beyond its control and could not be eliminated by the Registrant without unreasonable effort or expense.

         During the final stages of the preparation of the 10-KSB, a potential differing interpretation between the Registrant and its principal shareholder came to light regarding the fee payable by the Registrant to the shareholder for a guarantee which the shareholder provided on behalf of the Registrant. Despite a letter agreement which states that the Registrant owes the shareholder a guaranty fee equal to 2% of the aggregate amount to be guaranteed, the shareholder believes the amount payable may be as much as 2% per year of the declining balance of the amount guaranteed. In an effort to avoid significant additional clarifying disclosure about this matter, the Registrant and the shareholder have been attempting to resolve this potential differing interpretation but have been unable to do so by the date hereof.

         The Registrant will file the 10-KSB on or before the fifteenth calendar day following the prescribed due date.

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


PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

        Steven B. King                        215-864-8604
       ----------------                       -------------
           (Name)                          (Area code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X]  Yes [ ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's condensed results of operations for each of the years ended December 31, 2002 and 2001 are as follows:

                                                     2002              2001
                                                     ----              ----

     Sales, net                                  $48,689,915       $42,331,808
     Cost of sales                                47,038,152        41,116,562
     Gross Profit                                  1,651,763         1,215,246
     Total Operating Expenses                     10,082,275         3,719,711
     Loss from Operations                         (8,430,512)       (2,504,465)
     Interest Expenses net of interest income        360,727           181,659
     Net loss                                    $(8,791,239)     $( 2,686,124)

         The Registrant's larger losses in 2002 resulted primarily from its move from Pottstown to Philadelphia. Although the Registrant remained operational throughout its move, the strain of the transition adversely affected sales and margins. Morever, the following portions of Operating Expenses increased significantly in 2002: salaries, wages and related expenses; shipping and handling; consulting fees; provision for doubtful accounts; insurance; and depreciation and amortization.


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



                               Pennexx Foods, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 31, 2003                     By:      /s/ Joseph Beltrami
         --------------                              -------------------
                                                     Joseph Beltrami,
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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